Exhibit 99.1

Announcement Wednesday, 21 May 2025	Woodside Energy Group Ltd ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

APPENDIX 3Y (CHANGE OF DIRECTOR’S INTEREST NOTICE)

In accordance with the Listing Rules, please see attached announcement relating to the above, for release to the market.

Contacts:
INVESTORS Sarah Peyman M: +61 457 513 249 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Woodside Energy Group Ltd
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Marguerite (Meg) Eileen O’Neill
Date of last notice	12 March 2025

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Rights: Direct Restricted Shares: Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ordinary fully paid shares (Restricted Shares) allocated under the Executive Incentive Scheme (EIS) and held by CPU Share Plans Pty Limited as trustee.
Date of change	14 May 2025 19 May 2025
No. of securities held prior to change	Direct: 182,936 ordinary shares 204,502 Rights under the EIS Indirect: 337,044 Restricted Shares held by CPU Share Plans Pty Limited as trustee under the EIS
Class	Ordinary
Number acquired	177,117 Restricted Shares 106,271 Rights under the EIS
Number disposed	21,087 ordinary shares

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

Consideration is the provision of services under the executive employment agreement.

Estimated offer value of A$23.98 per share. The allocations of Restricted Shares and Rights were approved by shareholders at the company’s 2025 Annual General Meeting (AGM) held on 8 May 2025.

21,087 ordinary shares disposed for $457,777.56 representing a price of $21.708994 per share.

No. of securities held after change	Direct: 208,710 ordinary shares 310,773 Rights under the EIS Indirect: 467,300 Restricted Shares held by CPU Share Plans Pty Limited as trustee under the EIS
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

177,117 Restricted Shares and 106,271 Rights allocated on 14 May 2025 in accordance with the terms of the EIS and item 4 passed by shareholders at the company’s AGM held on 8 May 2025.

The key terms of the Restricted Shares and Rights are set out in the Notice of Annual General Meeting 2025 and the 2024 Remuneration Report, which appears on pages 118 to 144 of the Annual Report 2025.

46,861 Restricted Shares (indirect) vested in accordance with the terms of the EIS on 19 May 2025 and were transferred from CPU Share Plans Pty Limited as trustee under the EIS to Ms O’Neill.

21,087 of those vested ordinary shares were subsequently sold on-market under an automatic sale election to cover tax liability. The remainder are now held directly by Ms O’Neill.

The key terms of the Restricted Shares and Rights are set out in the 2024 Remuneration Report, which appears on pages 121 to 144 of the Annual Report 2024.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3